UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Transit Management Holding Corp.
 (Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

89369Q 100
 (CUSIP Number)

Chris Zueger
3167 South Peoria Ct
Aurora, Colorado 80014
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89369Q 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chris Zueger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization – Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power - -0-

	10	Shared Dispositive Power –-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person –-0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89369Q 100

This Amendment No. 1 (this “Amendment”) to Schedule 13D is being filed to update ownership disclosure and percentage of ownership.

Item 1. Security and Issuer

This Amended Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Transit Management Holding Corp., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 3176 South Peoria Ct., Aurora, Centennial, Colorado 80014.

Item 2. Identity and Background

The person filing this statement (the “Reporting Person”) is: Chris Zueger.  Chris Zueger is the President, Chief Executive and Financial Officer, Treasurer, and a Director of the Company.

The business address of the Reporting Person is 3176 South Peoria Ct., Aurora, Centennial, Colorado 80014.

During the last five years, the Reporting Persons has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person returned a total of 21,000,000 common shares of the Company for cancellation. The Reporting Person received no consideration for the return of the subject common shares.

Item 4.   Purpose of Transaction

On May 13, 2011, the Company closed a voluntary share exchange transaction with Green China Lighting Limited, a company organized under the laws of the British Virgin Islands pursuant to a share exchange agreement dated May 13, 2011. Simultaneously with the closing of the share exchange transaction, the Reporting Person surrendered all of his common stock in the Company for cancellation. The Reporting Person does not have any definitive present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
As of the date of this report, the Reporting Person owns no securities of the Company.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues

There are no applicable contracts, arrangements, understandings or relationships, except as otherwise described herein.

Item 7. Material to be Filed as Exhibits
None

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:   May 20, 2011

Signature:	/s/ Chris Zueger

Name:	Chris Zueger

End of Filing